# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rocket Lab Corporation, CIK 0001819994
CUSIP: 773121108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3881 McGowen Street, Long Beach, California (CA), 90808
Date of event which requires filing of this statement: 10/21/2025
Filed by CIK 0001551426
Persons authorized to receive notices and communications: John Demeter, Khosla Ventures, 2128 Sand Hill Road, Menlo Park, California (CA), 94025, (650) 376-8500

## Reporting persons
- Khosla Ventures Seed B, L.P. (CIK 0001551426): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Relating to Items 11 and 13 of this page: The general partner of Khosla Ventures Seed B, L.P. ("KV Seed B") and Khosla Ventures Seed B (CF), L.P. ("KV Seed B (CF)") is Khosla Ventures Seed Associates B, LLC ("KVA Seed B"). The general partner of Khosla Ventures V, L.P. ("KV V") is Khosla Ventures Associates V, LLC ("KVA V"). VK Services, LLC ("VK Services") is the sole manager of KVA Seed B and KVA V. Vinod Khosla ("Mr. Khosla") is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed B possesses power to direct the voting and disposition of the shares owned by KV Seed B (CF) and KVA Seed B, and each of KVA Seed B, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVA Seed B, KVA V and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
- Khosla Ventures Seed B (CF), L.P. (CIK 0001551427): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Relating to Items 11 and 13 of this page: The general partner of KV Seed B and KV Seed B (CF) is KVA Seed B. The general partner of KV V is KVA V. VK Services is the sole manager of KVA Seed B and KVA V. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed B possesses power to direct the voting and disposition of the shares owned by KV Seed B (CF) and KVA Seed B, and each of KVA Seed B, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVA Seed B, KVA V and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
- Khosla Ventures Seed Associates B, LLC (CIK 0001845461): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Relating to Items 11 and 13 of this page: The general partner of KV Seed B and KV Seed B (CF) is KVA Seed B. The general partner of KV V is KVA V. VK Services is the sole manager of KVA Seed B and KVA V. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed B possesses power to direct the voting and disposition of the shares owned by KV Seed B (CF) and KVA Seed B, and each of KVA Seed B, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVA Seed B, KVA V and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
- Khosla Ventures V, L.P. (CIK 0001611146): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 6,823,617; sole dispositive power 0; shared dispositive power 6,823,617; aggregate amount beneficially owned 6,823,617 (1.4% of the class)
  Comment: Relating to Items 11 and 13 of this page: The general partner of KV Seed B and KV Seed B (CF) is KVA Seed B. The general partner of KV V is KVA V. VK Services is the sole manager of KVA Seed B and KVA V. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed B possesses power to direct the voting and disposition of the shares owned by KV Seed B (CF) and KVA Seed B, and each of KVA Seed B, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVA Seed B, KVA V and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
- Khosla Ventures Associates V, LLC (CIK 0001611145): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 6,823,617; sole dispositive power 0; shared dispositive power 6,823,617; aggregate amount beneficially owned 6,823,617 (1.4% of the class)
  Comment: Relating to Items 11 and 13 of this page: The general partner of KV Seed B and KV Seed B (CF) is KVA Seed B. The general partner of KV V is KVA V. VK Services is the sole manager of KVA Seed B and KVA V. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed B possesses power to direct the voting and disposition of the shares owned by KV Seed B (CF) and KVA Seed B, and each of KVA Seed B, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVA Seed B, KVA V and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
- VK Services, LLC (CIK 0001501927): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 40,036,964; sole dispositive power 0; shared dispositive power 40,036,964; aggregate amount beneficially owned 40,036,964 (8% of the class)
  Comment: Relating to Items 11 and 13 of this page: The general partner of KV Seed B and KV Seed B (CF) is KVA Seed B. The general partner of KV V is KVA V. VK Services is the sole manager of KVA Seed B and KVA V. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed B possesses power to direct the voting and disposition of the shares owned by KV Seed B (CF) and KVA Seed B, and each of KVA Seed B, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVA Seed B, KVA V and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
- Vinod Khosla (CIK 0001032453): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 40,036,964; sole dispositive power 0; shared dispositive power 40,036,964; aggregate amount beneficially owned 40,036,964 (8% of the class)
  Comment: Relating to Items 11 and 13 of this page: The general partner of KV Seed B and KV Seed B (CF) is KVA Seed B. The general partner of KV V is KVA V. VK Services is the sole manager of KVA Seed B and KVA V. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed B possesses power to direct the voting and disposition of the shares owned by KV Seed B (CF) and KVA Seed B, and each of KVA Seed B, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVA Seed B, KVA V and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Rocket Lab Corporation
Address of issuer's principal executive offices: 3881 McGowen Street, Long Beach, California (CA), 90808
Comment: Explanatory Note: This Amendment No. 8 ("Amendment No. 8") to the statement on Schedule 13D amends and restates the statement on Schedule 13D initially filed on September 7, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D, filed on March 17, 2022, Amendment No. 2 to the Original Schedule 13D, filed on May 20, 2022, Amendment No. 3 to the Original Schedule 13D, filed on March 13, 2024, Amendment No. 4 to the Original Schedule 13D, filed on August 14, 2024, Amendment No. 5 to the Original Schedule 13D, filed on December 3, 2024, Amendment No. 6 to the Original Schedule 13D, filed on February 14, 2025, and Amendment No. 7 to the Original Schedule 13D, filed on September 4, 2025.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:
(i) Khosla Ventures Seed B, L.P. ("KV Seed B"), with respect to the shares of Common Stock directly and beneficially owned by it;

(ii) Khosla Ventures Seed B (CF), L.P. ("KV Seed B (CF)"), with respect to the shares of Common Stock directly and beneficially owned by it;

(iii) Khosla Ventures Seed Associates B, LLC ("KVA Seed B"), with respect to the shares of Common Stock directly and beneficially owned by it;

(iv) Khosla Ventures V, L.P. ("KV V"), with respect to the shares of Common Stock directly and beneficially owned by it;

(v) Khosla Ventures Associates V, LLC ("KVA V"), with respect to the shares of Common Stock directly and beneficially owned by it; and

(vi) VK Services, LLC ("VK Services"), with respect to the shares of Common Stock directly and beneficially owned by it; and

(vii) Vinod Khosla ("Mr. Khosla"), with respect to the shares of Common Stock directly and beneficially owned by him.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to Mr. Khosla, with respect to the shares of Common Stock directly and beneficially owned by him.

Mr. Khosla is referred to as a "General Partner."
Residence or business address:
The business address of each of the Reporting Persons and the General Partner is:
Khosla Ventures
2128 Sand Hill Road
Menlo Park, California 94025
Present principal occupation or employment: The present principal business of each of the Reporting Persons and the General Partner is the venture capital investment business.
Criminal convictions in the last five years: Neither the General Partner nor any of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the General Partner nor any of the Reporting Persons, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
KV Seed B - Delaware, United States of America
KV Seed B (CF) - Delaware, United States of America
KVA Seed B - Delaware, United States of America
KV V - Delaware, United States of America
KVA V - Delaware, United States of America
VK Services - Delaware, United States of America
Mr. Khosla - United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
From August 2013 through May 2020, the Reporting Persons acquired the following shares of preferred stock of Legacy Rocket Lab (as defined below): 6,271,165 shares of Series A Preferred Stock, 4,019,122 shares of Series B Preferred Stock, 2,177,599 shares of Series C Preferred Stock, 64,279 shares of Series D Preferred Stock, 158,571 shares of Series E Preferred Stock and 63,428 shares of Series E-1 Preferred Stock. The Reporting Persons acquired such shares for an aggregate purchase price of approximately $28.2 million. All such shares were acquired with working capital.

The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired in connection with a business combination (the "Business Combination") contemplated by the Agreement and Plan of Merger dated March 1, 2021, and amended by Amendment No. 1 thereto, dated May 7, 2021, and Amendment No. 2 thereto, dated June 25, 2021 (the "Merger Agreement"), by and among Vector Acquisition Corporation ("Vector"), Rocket Lab USA, Inc. ("Legacy Rocket Lab"), and Prestige USA Merger Sub, Inc., a wholly-owned subsidiary of Legacy Rocket Lab. As a result of, and as the final step of, the Business Combination, on August 25, 2021 (the "Closing"), Legacy Rocket Lab merged with and into Vector, with Vector surviving the merger and being renamed "Rocket Lab USA, Inc."

As a result of the Business Combination, the shares of preferred stock of Legacy Rocket Lab held by each of the Reporting Persons were converted into the right to receive a number of shares of Common Stock equal to an exchange ratio equal to 9.059659. As a result of such conversion, the Reporting Persons owned an aggregate of 115,004,795 shares of Common Stock immediately following the Business Combination.

On May 23, 2025, Rocket Lab Corporation (the "Issuer", as previously defined) became the successor of Rocket Lab USA, Inc. pursuant to a merger. The merger resulted in Rocket Lab Corporation's becoming a parent holding company of Rocket Lab USA, Inc. but did not alter the proportionate interests of the security holders.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares of Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer's Common Stock held by such stockholders.

The Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the actions described in subparagraphs (a) through (j) of this Item 4. However, the Reporting Persons may seek information from management and the Issuer's Board of Directors, and may engage in further discussions with management, the Issuer's Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Second Amended and Restated Registration Rights Agreement, as defined below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11 and 13 on the attached cover pages. The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 498,021,407 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission (the "SEC") on September 15, 2025. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Schedule.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9, and 10 on the attached cover pages.
Transactions in the class effected during the past sixty days: Between September 4, 2025 and October 21, 2025, KV V conducted the following pro rata distributions for no consideration to its underlying limited partners and general partners (including KVA V), which include the distribution on October 21, 2025 that triggered the filing of this Amendment No. 8: (i) September 8, 2025 - 1,000,000 shares of Common Stock; (ii) September 22, 2025 - 1,000,000 shares of Common Stock; (iii) September 29, 2025 - 1,000,000 shares of Common Stock; (iv) September 29, 2025 - 1,000,000 shares of Common Stock; and (v) October 21, 2025 - 1,500,000 shares of Common Stock. In the aggregate, 5,500,000 shares of Common Stock were distributed by KV V, resulting in 1,103,908 shares of such Common Stock ultimately being received by VK Services. Following all such distributions, as of the date of this Amendment No. 8, VK Services is the direct owner of 40,036,964 shares of Common Stock, and KVA V is the direct owner of no shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons or the General Partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with the Closing, on August 25, 2021, each of KV Seed B, KV Seed B (CF), and KV V (the "KV Funds") entered into a Second Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer (then known as Vector Acquisition Delaware Corporation), Vector Acquisition Partners, L.P., certain legacy investors of Vector party thereto and certain other investors of Legacy Rocket Lab party thereto, pursuant to which the KV Funds are entitled to registration rights with respect to their shares of Common Stock. The Registration Rights Agreement provides that the Issuer will, within 45 calendar days following the Closing, file with the SEC a shelf registration statement (the "Registration Statement") pursuant to Rule 415 of the Securities Act of 1933, as amended, and use commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the 90th calendar day following the filing date if the SEC notifies the Issuer that it will "review" the Registration Statement and (b) the tenth business day after the date the Issuer is notified by the SEC that the Registration Statement will not be "reviewed" or will not be subject to further review.

At any time when there is an effective shelf registration statement, the KV Funds may request to sell all or a portion of their registrable securities in an underwritten offering and the Issuer will facilitate such offering, provided that the registrable securities proposed to be sold in the offering have a total offering price of at least $50 million. Such demand registration rights are subject to certain issuer suspension periods, limitations on frequency and timing of demands and certain other conditions. In addition, the Registration Rights Agreement grants the KV Funds "piggyback" registration rights, subject to certain exceptions including that there cannot be an effective shelf registration statement available for the resale of holders' registrable securities at such time as piggyback rights are exercised.

The Registration Rights Agreement also includes customary indemnification provisions. Further, the Issuer will bear all expenses incident to registering the securities, including any underwritten offerings, except such expenses shall not include any selling expenses such as underwriters' commissions and discounts, brokerage fees, underwriter marketing costs and legal fees incurred by the holders above a specified amount.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
24.1 Power of Attorney for Vinod Khosla
99.1 Agreement regarding joint filing of Schedule 13D

## Signatures
- Khosla Ventures Seed B, L.P.: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Managing Member of Khosla Ventures Seed Associates B, LLC, G.P of Khosla Ventures Seed B, L.P. (10/23/2025)
- Khosla Ventures Seed B (CF), L.P.: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as M.M of Khosla Ventures Seed Associates B, LLC, G.P of Khosla Ventures Seed B (CF), L.P. (10/23/2025)
- Khosla Ventures Seed Associates B, LLC: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Managing Member (10/23/2025)
- Khosla Ventures V, L.P.: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Managing Member of Khosla Ventures Associates V, LLC, G.P of Khosla Ventures V, L.P. (10/23/2025)
- Khosla Ventures Associates V, LLC: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Managing Member (10/23/2025)
- VK Services, LLC: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Manager (10/23/2025)
- VK Services, LLC: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, in his individual capacity (10/23/2025)